Sorrento Therapeutics, Inc.
4955 Directors Place

San Diego, California 92121

June 28, 2018

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Craig Arakawa, Accounting Branch Chief, Office of Beverages, Apparel and Mining

Myra Moosariparambil

Re:	Sorrento Therapeutics, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 16, 2018 Form 10-Q for Fiscal Quarter Ended March 31, 2018 Filed May 10, 2018 File No. 001-36150

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jiong Shao, Chief Financial Officer of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), in the letter dated June 14, 2018 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 001-36150) for the fiscal year ended December 31, 2017 filed with the Commission on March 16, 2018 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q (File No. 001-36150) for the fiscal quarter ended March 31, 2018 filed with the Commission on May 10, 2018 (the “Form 10-Q”).

Set forth below are the Staff’s comments (in bold italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 61

1.	Please revise your disclosure to provide a discussion and analysis of your cash flows to address and quantify material changes and their underlying drivers. The disclosures should include a discussion of the underlying reasons for changes in working capital items and the impacts of acquisitions and recent transactions on your cash flows. Refer to section IV.B.1 of SEC Release No. 33-8350.

U.S. Securities and Exchange Commission June 28, 2018 Page 2

The Company respectfully advises the Staff that it will revise its liquidity and capital resources disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of future filings to provide a discussion and analysis of its cash flows to address and quantify material changes and their underlying drivers, including a discussion of the underlying reasons for changes in working capital items and the impacts of acquisitions and recent transactions on the Company’s cash flows. In furtherance of the foregoing, the Company provides below an example of such prospective disclosure, using the liquidity and capital resources disclosures from the Form 10-K for illustrative purposes (language in bold underlined font reflects additions to the language in the Form 10-K and language in strikethrough font reflects deletions to the language in the Form 10-K). The Company advises the Staff that, for purposes of the illustrative disclosure below, the Company has omitted the language under the heading “Future Liquidity Needs” in the Form 10-K as the Company is not proposing any changes to that disclosure (that section has been replaced with “[…]” for ease of reference). As additional background for the Staff in reviewing the illustrative disclosure below, the Company advises the Staff that the disclosures under the headings “Acquisition of Virttu Biologics Limited” and “Acquisition of Scilex Pharmaceuticals Inc.” below are substantially similar to language included in Note 4, Acquisitions, of the notes to the Company’s consolidated financial statements included in the Form 10-K, and that the disclosures under the heading “License Agreement with Mabtech Limited” below are substantially similar to language included in Note 11, Significant Agreements and Contracts, of the notes to the Company’s consolidated financial statements included in the Form 10-K.

“Cash Flows from Operating Activities. Net cash used for operating activities was $99.2 million for 2017 and is primarily due to an increase in cash flow associated with ~~accrued~~ payroll expenses from increased research and development activities, ~~deferred~~ rent expenses related to the relocation of our corporate offices, ~~accrued~~ expenses resulting from non-compete agreements, and other operating activities.

We expect to continue to incur substantial and increasing losses and negative net cash flows from operating activities as we seek to expand and support our clinical and preclinical development and research activities and fund our joint ventures, collaborations and other third-party agreements.

Cash Flows from Investing Activities. Net cash used for investing activities was $16.5 million for 2017 as compared to net cash used for investing activities of $17.5 million for 2016. Cash used for investing activities increased by approximately $4.1 million related to increased research and development for Chimeric Anitgen Receptor-T Cell (“CAR-T”) and resiniferatoxin, and contract manufacturing expansion and related leasehold improvements as well as corporate relocation. This increase was offset by a reduction of cash used for business acquisitions of approximately $3.3 million.

[…]

We expect to increase our investment in equipment as we seek to expand and progress our research and development capabilities.

Cash Flows from Financing Activities. Net cash provided by financing activities was $53.7 million for 2017, which was primarily from the net proceeds from the issuance of common stock and the issuance of the Notes in the Private Placement partially offset by the repayment of the Hercules loan.

U.S. Securities and Exchange Commission June 28, 2018 Page 3

Uses of Cash. We have and plan to expand our business and intellectual property portfolio through the acquisition of new businesses and technologies as well as entering into licensing arrangements.

Acquisition of Virttu Biologics Limited

On April 27, 2017, we entered into a Share Purchase Agreement (the “Virttu Purchase Agreement”) with TNK Therapeutics, Inc., a majority-owned subsidiary of ours (“TNK”), Virttu, the shareholders of Virttu (the “Virttu Shareholders”) and Dayspring Ventures Limited, as the representative of the Virttu Shareholders, pursuant to which, among other things, TNK acquired from the Virttu Shareholders 100% of the outstanding ordinary shares of Virttu (the “Virttu Acquisition”).

At the closing of the Virttu Acquisition (the “Closing”), on April 27, 2017, we issued to the Virttu Shareholders consideration valued at approximately $2.2 million, which consisted primarily of an aggregate of 797,081 shares (the “Virttu Closing Shares”) and approximately $557,000 in cash (the “Cash Consideration”). The issuance of the Virttu Closing Shares and the payment of the Cash Consideration satisfied TNK’s obligation to pay 20% of $25 million, less Virttu’s net debt, at the Closing.

In connection with the Virttu transaction, we recorded acquisition costs of approximately $0.9 million in general and administrative expenses for the twelve months ended December 31, 2017, for legal and related costs. No acquisition costs in connection with the Virttu transaction were recorded for the three months ended March 31, 2018. Acquisition costs are expensed as incurred.

The acquisition of Virttu was not material to our consolidated financial statements.

Acquisition of Scilex Pharmaceuticals Inc.

On November 8, 2016, we entered into a Stock Purchase Agreement (the “Scilex Purchase Agreement”) with Scilex and a majority of the stockholders of Scilex (the “Scilex Stockholders”) pursuant to which, on November 8, 2016, we acquired from the Scilex Stockholders, and the Scilex Stockholders sold to us, approximately 72% of the outstanding capital stock of Scilex (the “Scilex Acquisition”). The remainder of the outstanding capital stock of Scilex represents a noncontrolling interest of which approximately 23% continues to be held by ITOCHU CHEMICAL FRONTIER CORPORATION following the Scilex Acquisition.

Under the terms of the Scilex Purchase Agreement, upon receipt of notice from the U.S. Food and Drug Administration (the "FDA") that the FDA has approved Scilex's new drug application for ZTlido™ (lidocaine topical system 1.8%) for the treatment of postherpetic neuralgia (the "NDA") for commercialization, we were obligated to deliver to the Scilex Stockholders cash and shares of our common stock in such proportion to be determined in our sole discretion as a milestone payment. On February 28, 2018, we received notice from the FDA that the FDA had approved the NDA. As a result, we issued to the Scilex Stockholders consideration valued at approximately $38.2 million, which included an aggregate of 1,381,346 shares of common stock of approximately $13.7 million, cash payment of approximately $24.5 million, including a bridge loan of approximately $20.0 million with B. Riley FBR and resulted in a change in fair value of $6.0 million since December 31, 2017, for the contingent consideration upon settlement.

U.S. Securities and Exchange Commission June 28, 2018 Page 4

License Agreement with Mabtech Limited

In August 2015, we entered into an exclusive licensing agreement to develop and commercialize multiple prespecified biosimilar and biobetter antibodies from Mabtech Limited.  Under the terms of the agreement, we will develop and market four mAbs for the North American, European and Japanese markets. We made an initial license payment of $10.0 million and, in February 2016, paid an additional $10.0 million license payment, both of which were recognized as acquired in-process research and development expense in the consolidated statements of operations as we determined there was no alternative future use for the license.

In June 2016, we agreed to accelerate and pay a $30.0 million milestone license payment, which has been recognized as acquired in-process research and development expense in the consolidated statements of operations, in exchange for the purchase by Mabtech Limited in June 2016, of $10.0 million of shares of common stock and warrants.

In December 2017, we agreed to accelerate and, as a result, paid a $25.0 million milestone license payment, which has been recognized as acquired in-process research and development expense in the consolidated statements of operations for the year ended December 31, 2017. The amended agreement includes additional milestone payments totaling $125.0 million payable following the completion of the technology transfer from Mabtech Limited and for payables to extend the license agreement. The remaining anniversary payments are due on December 31, 2018 and 2019. We are not obligated to extend the license agreement. Accordingly, the additional future milestone payments have not yet been accrued as of December 31, 2017.”

Item 8. Financial Statements and Supplementary Data
Note 9. Equity Method Investments, page 107

2.	We note you recognized revenue of $116.2 million from the transfer of intangibles to Celularity upon closing the Contribution Agreement in 2017. Please explain why you believe the transfer of intangibles to Celularity represents revenue and how you determined the amount and timing of the revenue recognized. Please provide the authoritative accounting literature that supports your conclusion.

The Company respectfully advises the Staff that the Company’s revenues are generated, in part, from royalties and license fees as discussed in Note 3, Significant Accounting Policies, of the notes to the Company’s consolidated financial statements included in the Form 10-K. Specifically, licensing the Company’s intellectual property in exchange for consideration is part of the Company’s ongoing operations. This includes the transaction effected pursuant to the Contribution Agreement, dated June 12, 2017 (the “Contribution Agreement”), among the Company, its subsidiary, TNK Therapeutics, Inc. (“TNK”), and Celularity, Inc. (“Celularity”), whereby the Company and TNK agreed to license worldwide perpetual rights to the Company’s proprietary chimeric antigen receptor (“CAR”) constructs and related CARs (the “Licensed Products”) to Celularity in exchange for non-monetary consideration (in the form of the Company’s 25% ownership interest in Celularity) and forgiveness of the Celularity Note (the “Exchange”), which is recorded as a cost method investment as disclosed in Note 9, Equity Method Investments, of the notes to the Company’s consolidated financial statements included in the Form 10-K. As the form of consideration received in exchange for the Licensed Products was non-monetary, the Company determined how to measure the consideration received by reference to the guidance in Accounting Standards Codification (“ASC”) Topic 845 Nonmonetary Transactions. Having concluded no exceptions applied, the Company recorded the non-monetary exchange at fair value (the same basis that would be used for a monetary transaction) pursuant to ASC Topic 845-10-30-1.

U.S. Securities and Exchange Commission June 28, 2018 Page 5

Specifically, the Company considered the scope exception guidance within ASC Topic 845-10-15-4 and ASC Topic 845-10-15-18 through 15-20 and determined that the Exchange did not meet any of the criteria that would require the Exchange to be accounted for in a manner other than at fair value, as determined by ASC Topic 845. Further, the Company concluded that the Exchange did not meet any of the criteria included in ASC Topic 845-10-30-3 that would have required it to be measured at recorded amounts. As a result, the Company concluded that the Exchange should be measured based on the fair value of the asset surrendered with a “gain” recorded based on the difference between the carrying value and the fair value of the assets surrendered.

When determining if recognizing a full or partial gain was appropriate, the Company also considered ASC Topic 845-10-30-26. As disclosed in the Form 10-K, the Company concluded that the ownership interest received in the Exchange should be recorded as a cost method investment, and therefore a gain should be recorded for the difference between the carrying value of the Licensed Products and the fair value of the Licensed Products. That is, the Company concluded that ASC Topic 845 provides that full gain recognition is appropriate. The Company notes that “gain” is misleading in its application as it did not have a cost basis in the Licensed Products. That is, the “gain” constitutes the fair value of the Licensed Products in the Exchange. However, the Company believed the framework provided by ASC Topic 845 was applicable as the consideration the Company received was non-monetary and provides the framework for determining whether it is appropriate to recognize the consideration received at fair value. The reference to gain herein and in the Company’s disclosures in the Form 10-K is in reference to the terminology used in ASC Topic 845 but in the Company’s case refers to the amount of non-monetary consideration of $116.2 million, which represents the $125 million fair value of the investment in Celularity received in the Exchange, less the $8.8 million carrying value of the equity method investment from the cash contribution by the Company with the Celularity Note forgiven (see response to comment #3), which was considered a form of non-monetary consideration that was effectively transferred back to Celularity.

The Company notes that ASC Topic 845 only provides guidance related to measurement (i.e., how much gain should be attributed to the non-monetary transaction) but does not provide guidance on classification. When further assessing the classification of the gain, the Company considered the following:

•	The Exchange resulted in the Company transferring a perpetual license to Celularity and licensing the Company’s intellectual property (namely, CD38 CAR-T constructs), which is part of its on-going operations, which the Company believes meets the definition of a revenue generating activity as discussed in Concept Statement 6 (the “Discovered CAR Constructs”).

U.S. Securities and Exchange Commission June 28, 2018 Page 6

•	The Exchange also requires the Company to provide Celularity with licenses to certain additional developed intellectual property on a when, and if, available basis (the “Undiscovered CAR Constructs”).

•	The Exchange was entered into around the same time as the Joint Development Agreement the Company entered into with Celularity on September 26, 2017 (the “Joint Development Agreement”), where the Company agreed to provide certain professional services to Celularity in exchange for an upfront cash payment, which the Company determined should be combined with the Exchange for accounting purposes.

Since the Exchange resulted in a revenue generating activity and included multiple elements, the Company applied the guidance in ASC Topic 605-25, Revenue Recognition - Multiple-Element Arrangements for purposes of determining how to identify the units of accounting and how to allocate the arrangement consideration (i.e., the gain determined in accordance with ASC Topic 845).

The Company considered ASC Topic 605-25-15-2 and identified three deliverables within the arrangement. These three deliverables identified are (1) the Discovered CAR Constructs, (2) the Undiscovered CAR Constructs, and (3) services performed under the Joint Development Agreement. In accordance with ASC Topic 605-25-25-3, both the Contribution Agreement and Joint Development Agreement were evaluated as a single arrangement because they were entered into near the same time and with the same counterparty. The Company considered the provisions of ASC Topic 605-25-25-5 to determine that each deliverable represented a separate unit of accounting, see further discussion below.

In accordance with ASC Topic 605-25-30-2, the Company allocated the consideration (gain determined in accordance with ASC Topic 845) based on the relative standalone selling price of each identified deliverable. The best estimate of selling price for the Discovered CAR Constructs was $116.2 million and was determined utilizing the discounted cash flow method, specifically, the income approach (see response to comment #3). The best estimate of the selling price of the Undiscovered CAR Constructs was determined to be nominal due to, among other things, (1) the uncertainty of discovery of a CAR construct with appropriate characteristics as well as (2) the extreme uncertainty of the commercialization of a compound that has yet to be discovered. The estimated selling price of the Joint Development Agreement was determined to be $5 million based upon the Company’s expected level of effort to satisfy its obligations under the Joint Development Agreement. Using the relative selling price allocation method, the Company allocated $116.2 million to the Discovered CAR Constructs, nominal consideration to the Undiscovered CAR Constructs and $5.0 million to the services provided under the Joint Development Agreement.

In connection with the transfer of the Discovered CAR Constructs and related know-how to Celularity upon closing the Contribution Agreement on August 15, 2017, the Company evaluated and concluded that the earnings process was completed for the Discovered CAR Constructs. The Discovered CAR Constructs were deemed to have standalone value (i.e., represent a separate unit of accounting) since Celularity can sublicense their rights without limitation (i.e., they can sell the delivered item on a standalone basis) and can benefit from the license without the Company’s further involvement. Although the Company has entered into the Joint Development Agreement to further develop the CAR constructs, the services under the Joint Development Agreement were and continue to be optional (entering into the Joint Development Agreement was not a condition of the Exchange) and Celularity could develop the intellectual property on their own (with no further involvement from the Company) or with other third parties. Therefore, the Company concluded it was appropriate to recognize as revenue the consideration allocated to the delivered CAR constructs. As a result, the Company recognized $116.2 million in license revenue during the year ended December 31, 2017. Further, the Company is recognizing revenue of $5 million related to the Joint Development Agreement over the period of September 26, 2017 through June 30, 2018 as services are performed.

U.S. Securities and Exchange Commission June 28, 2018 Page 7

The Company advises the Staff that it adopted ASC Topic 606 on January 1, 2018 and concluded the adoption did not have an impact on the recognition or measurement of the Exchange. Specifically, the Company concluded the Exchange represented a contract with a customer that included multiple performance obligations and include both cash and noncash consideration, the latter of which was measured in accordance with ASC Topic 606-10-32-21. The allocation of the transaction price and concluded timing of the satisfaction of the performance obligations resulted in no difference in the timing or amount of revenue recognized in accordance with ASC Topic 606.

3.	You state that from November 1, 2016 through August 15, 2017 you accounted for the Celularity Note as an equity method investment. We also understand that once you closed the Contribution Agreement on August 15, 2017, you reclassified your investment in Celularity as a cost method investment with a fair value of $125 million. Please provide the following:

•	Explain your basis for accounting for the Celularity Note as an equity method investment prior to the closing of the Contribution Agreement, citing the authoritative literature that supports your view.

On October 31, 2016 (the “Note Effective Date”), the Company provided Celularity with seed funding in the form of a promissory note (the “Celularity Note”). Celularity is not a partnership or limited liability company, but a corporation. As disclosed in Note 9 of the consolidated financial statements included within the Form 10-K, pursuant to the terms of the Celularity Note, the loan would be due and payable in full on the earlier of November 1, 2017 and the occurrence of an event of default. In the event that Celularity met certain minimum financing conditions prior to the maturity date, all outstanding amounts under the Celularity Note would be forgiven, provided the Company held 25% of Celularity’s outstanding capital stock at the time the Celularity Note was forgiven.

As of the Note Effective Date, three members of the Company’s management were appointed to Celularity’s Board of Directors and each committee of the Board of Directors. Through the Company’s participation on Celularity’s Board of Directors, the Company had the ability to exercise significant influence over Celularity in accordance with ASC Topic 323-10-15-3. Therefore, in accordance with ASC Topic 323-10-15-13 and 15-14, the Company evaluated whether the Celularity Note was in-substance common stock in evaluating whether the equity method of accounting should be applied. At the Note Effective Date, Celularity only had a single class of equity, which was an immaterial amount of common stock held by the founder of Celularity that had a minimal amount of fair value. At the Note Effective Date, the Company assessed the potential settlement scenarios of the Celularity Note and concluded that Celularity would either default on the Celularity Note and Celularity would liquidate or the Celularity Note would be forgiven in exchange for common stock of Celularity if certain minimum financing conditions were met. Therefore, although the Celularity Note was issued in the legal form of a debt instrument, the business purpose of the Celularity Note was for the Company to provide seed funding to fund the initial operations of Celularity until another round of financing occurred. As a result, in considering the guidance in ASC Topic 323-10-15-13(a), the Company determined that the Celularity Note had subordination characteristics that were similar to common stock because the Celularity Note was the most residual interest in the entity and was expected to absorb any of Celularity’s losses. In considering ASC Topic 323-10-15-13(b), the Company determined the substance of the Celularity Note was to expose the Company to the risks and rewards of Celularity in a manner similar to an equity investment in Celularity. Because the business purpose of the Celularity Note was to provide seed funding, all losses initially incurred by Celularity were absorbed by the Celularity Note. Further, the Company concluded that the potential settlement scenarios of the Celularity Note were either a default and liquidation of Celularity or forgiveness of the Celularity Note in exchange for common stock of Celularity. Therefore, the Company concluded that the Celularity Note was expected to participate in the earnings (in this case, losses) and capital appreciation (or depreciation) in a manner that is substantially similar to common stock.

U.S. Securities and Exchange Commission June 28, 2018 Page 8

Finally, in considering ASC Topic 323-10-15-13(c), the Company determined at the Note Effective Date that Celularity likely did not have the ability to repay the Celularity Note and that the most likely outcome would be that the Celularity Note would be forgiven as part of the next financing round or that Celularity would be forced to liquidate. Therefore, the Company concluded that the Celularity Note did not include a substantive obligation of Celularity to transfer value to the Company that was in preference to common stock shareholders. As a result, the Company determined that the Celularity Note met all the criteria in ASC Topic 323-10-15-13 and 15-14, and represented an investment that was in-substance common stock, and therefore was within the scope of ASC Topic 323. As noted above, because the Company also had the ability to exercise significant influence over the operating and financial policies of Celularity through participation on Celularity’s Board of Directors, the Company determined it was appropriate to account for the Celularity Note as an equity method investment.

•	Tell us how you determined the fair value of your investment in Celularity was $125 million, providing details sufficient to understand the valuation methods and significant inputs used to determine fair value.

The determination of fair value for the investment was established by market-based evidence of an arms-length transaction between the investee and third parties. Shortly after entering into the Contribution Agreement on August 15, 2017, Celularity completed a Series A Preferred Stock financing during the three months ended September 30, 2017. The net asset value per share from such transaction entered into with the third parties was the basis for the $125 million fair value of the investment in Celularity.

The fair value of the Company’s investment in Celularity was further validated by considering the value of the Company’s contributions to Celularity, which approximated the value of the Series A Preferred Stock received under the Contribution Agreement. The Company contributed approximately $10 million in the form of a forgiven promissory note. Additionally, the Company contributed intellectual property licenses valued at $116.2 million utilizing the discounted cash flow method, specifically, the income approach, to estimate the income-producing capability of the contributed assets under the licensing agreement aimed at development and commercialization. In estimating the fair value of the contributed licenses, the Company utilized the income approach which included the following significant inputs to determine fair value:

U.S. Securities and Exchange Commission June 28, 2018 Page 9

Financial Assumptions

Financial assumptions were prepared based on a multi-period 15-year forecast pertaining to the development and commercialization associated with the contributed assets. The financial assumptions were developed using publicly available economic data, industry specific pricing data, and market share assumptions incorporating management estimates.

Clinical Development Success Rate

The unadjusted revenue and expense forecast were adjusted for a cumulative probability of success representing the likelihood that any treatment using the contributed assets would successfully progress through each phase of clinical trials. The probability of success rates were developed using published clinical development success rates from independent third-party sources with a focus on hematological clinical development candidates.

Effective Tax Rate

An effective tax rate of 40% was set in the model as a reasonable proxy of the corporate income tax rate for the contributed assets, with probability adjusted net operating losses from pre-commercial years assumed to offset future taxable income.

Discount Rate

The discount rate selected for the valuation of the investment in Celularity was based on a weighted average cost of capital (“WACC”) to discount the forecasted cash flows to present value. The WACC measures a company’s cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company’s target capital structure. The discount rate was considered to have risk profiles consistent with small cap pre-revenue companies.

•	Tell us the factors you considered in your decision to revise your accounting for the investment in Celularity from an equity method investment to a cost method investment.

We respectfully advise the Staff that the Company’s accounting for the Celularity Note was not revised but rather the Celularity Note was exchanged for Series A Preferred Stock. As discussed above, at the time the Company entered into the Celularity Note, Celularity only had a single class of equity and it was expected that the Celularity Note, if forgiven, would be forgiven in exchange for common stock of Celularity. Effective August 15, 2017, Celularity created a new class of equity in the form of Series A Preferred Stock which was senior to the previously existing common stock of Celularity. Upon closing the Contribution Agreement on August 15, 2017, the Company contributed the Discovered CAR Constructs (the Licensed Products), the principal and interest of the Celularity Note was deemed to be forgiven, and the Company received Series A Preferred Stock equal to 25% of Celularity’s outstanding shares of capital stock. As a result, in substance, the Company transferred $10 million in consideration (the value of the Celularity Note forgiven) and the Discovered CAR Constructs (the Licensed Products) in exchange for 25% of Celularity’s outstanding shares of capital stock.

U.S. Securities and Exchange Commission June 28, 2018 Page 10

Since the Company’s investment in Celularity is in Series A Preferred Stock, rather than common stock, the Company considered whether the Series A Preferred Stock was representative of in-substance common stock considering the guidance in ASC Topics 323-10-15-13 and 15-14. Because the Series A Preferred Stock contains a liquidation preference and provides holders with rights and privileges that are senior to the Celularity common stock holders, the Company concluded that the Series A Preferred Stock is not in-substance common stock. In reaching this conclusion, management concluded that the liquidation preference and senior rights and privileges were substantive given that Celularity also issued common stock at the date of closing the Contribution Agreement that was deemed substantive because it represented over 10% of the outstanding capital stock of Celularity on a fair value basis. Therefore, the Company concluded that its Series A Preferred Stock in Celularity should be accounted for as a cost method investment.

•	Further explain why the receipt of Series A preferred shares impacted the method of accounting for this investment and how you determined that these shares were not in-substance common stock.

As noted in the response above, the Series A Preferred Stock was received in exchange for the forgiveness of the Celularity Note and the contribution of the Discovered CAR Constructs (the Licensed Products). As a result, on the closing date of the Contribution Agreement on August 15, 2017, the Company’s investment in the Celularity Note (which was determined to be in-substance common stock) was, in substance, exchanged for Series A Preferred Stock. The Company advises the Staff that it considered ASC Topic 323-10-15-13 and ASC Topic 323-10-15-14 to determine that the Series A Preferred Stock was not in-substance common stock and therefore required to be accounted for pursuant to the cost method of accounting. Because the Celularity Note was forgiven in exchange for the Series A Preferred Stock and the Company’s rights and privileges over the common shares of Celularity significantly changed as a result of the Contribution Agreement, management re-evaluated its accounting for its investment in Celularity.

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Comparison of the three months ended March 31, 2018 and 2017, page 42

4.	We note you recorded $12.2 million as loss on contingent liabilities and acquisition consideration payable. Please expand your disclosure to provide a discussion and analysis of the underlying factors that resulted in this loss.

The Company respectfully advises the Staff that it will revise its disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of future filings to include a discussion and analysis of the underlying factors giving rise to any gains or losses related to contingent liabilities and acquisition consideration payable. In furtherance of the foregoing, the Company provides below an example of such prospective disclosure that would be added to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in future filings beginning with the Quarterly Report on Form 10-Q for the second quarter ended June 30, 2018, updated as necessary:

“Contingent Liabilities and Acquisition Consideration Payable. Changes in acquisition consideration payable for the three months ended March 31, 2018 and 2017 resulted in a loss of $12.2 million and a gain of $0.5 million, respectively. The increase in acquisition consideration payable for the three months ended March 31, 2018 relates primarily to changes in the fair value of contingent consideration for the Scilex and Virttu acquisitions of $6.0 million and $3.8 million, respectively.

U.S. Securities and Exchange Commission June 28, 2018 Page 11

In advance of our settlement of the Scilex contingent consideration on February 28, 2018 for $38.2 million, the fair value of the obligation increased by $6.0 million from December 31, 2017 primarily due to an increase in the probability of achieving the clinical development milestone triggering the settlement of the contingent consideration from 95% to 100%. Additionally, a portion of the consideration was payable in shares of our common stock, which increased in value during the same period.

Virttu contingent consideration is to be settled in part by issuing shares of our common stock. The increase in the fair value of the contingent consideration related to Virttu of $3.8 million during the three months ended March 31, 2018 is primarily related to an increase in the value of our common stock during the same period.”

*****

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

Very truly yours,

SORRENTO THERAPEUTICS, INC.

By: /s/ Jiong Shao
Name: Jiong Shao
Title: Executive Vice President and Chief Financial Officer

cc:	Bruce Rucks, Deloitte & Touche LLP

Jeffrey T. Hartlin, Paul Hastings LLP